June 18, 2025

James Peck
Chief Executive Officer
NIQ Global Intelligence Limited
200 West Jackson Boulevard
Chicago, IL 60606

       Re: NIQ Global Intelligence Limited
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 30, 2025
           CIK No. 0002054696
Dear James Peck:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors, page 27

1. We note that affiliates of J.P Morgan Securities LLC are also lenders under your
       Revolving Credit Facility. Please revise to add appropriate risk factor disclosure
       regarding the risk to investors from the existence of a    conflict of
interest    within the
       meaning of Rule 5121 of FINRA because affiliates of certain of the underwriters are lenders under your Revolving Credit Facility and will each receive at least 5% of the net proceeds from the offering in connection with the repayment of amounts outstanding under your Revolving Credit Facility. In addition, revise to the summary as appropriate to include cross reference(s) to the appropriate risk factors.
 June 18, 2025
Page 2

Principal and Selling Shareholders, page 191

2. We note your response to prior comment 8. We further note that Advent International,
       L.P. have voting control of the company. Please revise to provide a materially complete discussion regarding how voting and investment decisions are made for the
       Advent Shareholder and NIM. In addition, include disclosure regarding the qualitative impact on the governance of the company.
        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Thomas Fraser